Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and  return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your consent and fax it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held on December 11, 2017.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Intec Pharma Ltd. Ordinary Shares

         DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	To elect Mr. Anthony J. Maddaluna and to re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting;
	FOR	AGAINST	ABSTAIN
I. Mr. Anthony J. Maddaluna	☐	☐	☐

II. Dr. John W. Kozarich	☐	☐	☐

III. Mr. Jeffrey A. Meckler	☐	☐	☐

IV. Ms. Hila Karah	☐	☐	☐

2.	To approve amendments to the compensation policy for the Company’s directors and officers;

☐ FOR	☐ AGAINST	☐ ABSTAIN

2a.	Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2)

☐ YES	☐ NO

3.	To approve the compensation terms of Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

3a.	Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 3? (Please note: If you do not mark either Yes or No, in case Proposal No. 2 is not adopted or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, your shares will not be voted for Proposal No. 3)

☐ YES	☐ NO

4.	To approve amendments to the articles of association of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 2,100,000 Ordinary Shares;

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Name	Signature	Signature, if held jointly

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing Proxy.

PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999	90.00

INTEC PHARMA LTD.

Hartom 12 St., Jerusalem 9777512

Tel: +972-2-586-4657

Fax: +972-2-586-9176

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Shareholders entitled to notice of and to vote at the annual general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on November 6, 2017, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INTEC PHARMA LTD.

The undersigned, a shareholder of Intec Pharma Ltd. (the “Company”), an Israeli company, hereby appoints Nir Sassi and Yair Shalmoni, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 5250608, Israel on, Monday, December 11, 2017, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote, other than Proposals Nos. 2 and 3.

If you do not state whether you are a controlling shareholder or have personal interest, your Shares will not be voted for Proposal No. 2 and, in case Proposal No. 2 is not adopted or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, also for Proposal No. 3.

As of November 6, 2017, the Company is not aware of any controlling shareholder.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Please check here if you plan to attend the Annual General Meeting of Shareholders on December 11, 2017.

(Continued and to be signed on Reverse Side)